SEC FILE NUMBER 0-20329
                                                          CUSIP NUMBER 268539103
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:    December 31, 1996
                 -------------------------------------------------------------

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 6, 7, 8 and 14(a)
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PART 1--REGISTRANT INFORMATION

EIS International, Inc.
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Full Name of Registrant

Electronic Information Systems, Inc.
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Former Name if Applicable

555 Herndon Parkway
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Address of Principal Executive Office (Street and Number)

Herndon, Virginia 20170
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. See Exhibit 1
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

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant has experienced a number of significant changes in its staff and operations at the end of 1996 and during the first quarter of 1997. The result of these changes has been a delay in the finalization of the Registrant's financial statements required to be included in its Annual Report on Form 10-K and a consequent delay in the completion of the audit of the financial statements, which delay the Registrant believes could not have been avoided without unreasonable effort or expense.

      On February 7, 1997, Joseph J. Porfeli resigned as Chairman, President and Chief Executive Officer of the Registrant. James McGowan was appointed to replace him as President and Chief Executive Officer. Mr. McGowan immediately undertook a thorough examination and reevaluation of the Registrant and its business.

      On March 3, 1997, the Registrant announced a restructuring and reorganization (the "Restructuring.") The purpose of the Restructuring was to refocus the Company's efforts on its core call center systems business and to reduce costs. In connection with the Restructuring, the Registrant discontinued the operations of Surefind Information, Inc. ("Surefind"), its Pittsburgh-based on-line data backup and recovery services business. The Registrant will close its Pittsburgh facility, which housed both the operations of Surefind as well as the Registrant's corporate headquarters, the latter of which has now been relocated to an existing facility in Herndon, Virginia. In addition, in connection with the Restructuring, the Registrant downsized the operations of Cybernetics Systems International Corp. ("Cybernetics"). Finally, the
Registrant terminated the separate operations of Pulse Technologies, Inc. ("Pulse"), its Chantilly, Virginia-based integration services business, by making the business of Pulse part of the Registrant's operations. A total of 110 employees were terminated or resigned as a result of the Restructuring.

      In addition, on March 24, 1997, the Registrant announced the resignation of Herbert Balzuweit, its Chief Financial Officer, and the election by the Board of Directors of Frederick C. Foley, to fill that position. Mr. Foley had been the Senior Vice President, Finance of EIS Systems, an operating division of the Registrant.

      The effort expended in the examination and reevaluation of the Registrant's business, the relocation of the Registrant's corporate headquarters and the resignation and appointment of a new Chief Financial Officer, have resulted in certain operational and organizational difficulties for the Registrant. Not only has the Restructuring required significant accounting attention, but the Registrant has had to provide this attention, in addition to attending to its usual accounting needs, with fewer personnel than anticipated.

      For the reasons stated above, the Registrant has been unable to complete its financial statements without unreasonable effort or expense so as to enable the Registrant's to render their final report on such financial statements in order that they may be included in the Registrant's Annual Report on Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Frederick C. Foley,
      Chief Financial Officer              203                351-4800
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               (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The Registrant will report a net loss of $38.6 million for the year ended December 31, 1996. This net loss is due in large part to charges associated with the Restructuring.

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                             EIS International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 1997                       By   /s/ Frederick C. Foley
    ------------------------------------     -----------------------------------
                                               Frederick C. Foley,
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ([sec]232.201 or [sec]232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ([sec]232.13(b) of this chapter).

[Letterhead of Peat Marwick, LLP]


                                                                       Exhibit 1


March 28, 1997


Mr. Frederick C. Foley
Chief Financial Officer
EIS International, Inc.
1351 Washington Boulevard
Stamford, CT 06902

Dear Fred:

You have informed us that EIS International, Inc. and subsidiaries is unable to complete its December 31, 1996 consolidated financial statements and related footnote disclosures as of this date. Therefore, we are unable to render our independent auditors' report on such financial statements as of this date.

Very truly yours,

KPMG Peat Marwick LLP


/s/ Henry R. Keizer


Henry R. Keizer
Partner


HRK:chp


[KPMG logo]